BTIG, LLC

65 East 55th Street

New York, New York 10022

March 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3233

Attention: Sherry Haywood, Esq. and Erin Powell, Esq.

Re:	Atlantic Coastal Acquisition Corp.

Registration Statement on Form S-1

Filed February 11, 2021, as amended

File No. 333-253003

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby joins in the request of Atlantic Coastal Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 3, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 600 copies of the Preliminary Prospectus dated March 1, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

BTIG, LLC

By:	/s/ Joe Passaro
Name: Joe Passaro
Title:

As Representative of the Underwriters

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